Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-120077
February 5 2008

Below is the text of a letter from Centerline Holding Company to its shareholders.

February 5, 2008

To our shareholders:

At the end of last year, Centerline Capital Group achieved a key milestone in our strategic transformation into an alternative asset manager focused on real estate funds and financing. As our business model evolves, our primary goal remains the delivery of long-term value to our shareholders.

As we go forward, we renew our commitment to our shareholders to keep you fully informed regarding our activities, strategies and progress. Our first step in this process is to take stock of where we are now and where we are headed in 2008 and beyond. It is important to reiterate the benefits of the initiatives we have undertaken and why we believe our actions are aligned with the current market as well as the marketplace of the future.

Why We Transformed
To fully appreciate the significance of our transformation in today’s context, it’s important to review our company history. Centerline has been evolving for the past several years. Our original business model of acquiring affordable housing bonds using our own capital has been very profitable. Our heritage is rooted in the affordable housing finance business, which remains an integral part of who we are and what we do. However, beginning in 2001, we recognized and acknowledged to our shareholders the importance and necessity of diversification. In addition to having limited growth potential, our bond business exposed us to interest-rate and funding risk. We undertook a series of acquisitions of asset management companies, which expanded our product offerings and provided us with reliable, recurring revenue streams from asset management services. As a result, we built a solid platform that enabled us to become one of the nation’s leading real estate finance and investment companies.

By 2007, we had a roster of attractive businesses with significant operating synergies. Still, the bifurcation of our business model – our interest-rate sensitive bond business and our asset management business – complicated our story and made us difficult to understand. It was apparent we were moving closer to being an asset management firm – a business model we believe is more stable than spread investing. But with $2.8 billion of affordable housing bonds on our balance sheet, the market viewed us largely as a mortgage company. At this point we began a series of initiatives to simplify our story, including our name change and reorganization into our four-business-group structure. Concurrently, we began positioning the company for future growth.

We believe real growth must be focused on increasing our assets under management and moving toward more of a pure asset management model. So we took a close look at ways to monetize our bond portfolio in the most efficient and effective manner and our transaction with Freddie Mac, announced on December 28, 2007, began to take form.

How We Transformed
As we explored a potential transaction with Freddie Mac, the unprecedented market volatility that followed the subprime debacle infected nearly every financial firm operating in the capital markets. Although we have no subprime exposure, we were not immune to the ripple effects of the crisis that spread through the debt markets. Financing against our bond portfolio was becoming more expensive as liquidity in the marketplace dried up, and our interest-rate and funding risks multiplied significantly. While the genesis of the Freddie Mac transaction was to support our evolution to an alternative asset manager, other financial benefits were beginning to emerge.

The culmination of the first phase of our strategic plan was the $2.8 billion securitization with Freddie Mac. We retained a high yielding first-loss position in the bond portfolio, providing us with ongoing dependable cash flow. Now the structure of our bond business is closely aligned with the asset management structure we utilize in our other businesses because we remain the primary and special servicer on the bond portfolio. Going forward, in partnership with Freddie Mac and others, we intend to originate new mortgage bond financings, with the business structured and conducted in our asset management model.

We also have significantly reduced our risk profile. The Freddie Mac transaction put in place long term, fixed-rate financing matched to the duration of the bond portfolio. We insulated this area of our business from the extreme turmoil of the debt markets and, as a result, are better positioned to ride out the storm.  We now are a low-leveraged company with an attractive credit profile.

Positioning Ourselves for the Future
On January 25, 2008, Related Companies made a $131 million investment in Centerline through a convertible preferred stock purchase. The capital investment by Related Companies is vital to our strategy to increase our assets under management in 2008 and going forward.

In response to our shareholders’ desires to participate in the preferred stock investment, immediately following the investor conference call on December 28, 2007 we began crafting a rights offering with Related Companies. The rights offering allows shareholders to invest in the convertible preferred shares at the same purchase price paid by Related Companies. Centerline will redeem from Related Companies a number of convertible shares equal to the number of convertible preferred shares subscribed for in the rights offering and Related Companies will retain the balance.  We believe Related Companies’ backstop of the rights offering, through its retention of 100 percent of any convertible preferred shares not subscribed for in the rights offering, underscores its confidence in our growth strategy and vision for the future.

We see opportunity in our two core businesses – affordable housing and commercial real estate – and have the capital in place to execute our growth strategy for both businesses.

Our business model is sound and we have identified interesting prospects on the horizon. Yet we recognize the tumult in the financial services industry has not dissipated and expect this year will have many challenges. Our pledge to you is Centerline will remain focused on what we have to do now, in turbulent times, to ensure a bright future. We believe our transformative transactions, hard work and growth strategy will take us there.

Our most important responsibility is to maximize shareholder value. We believe our actions and growth plans are vital to our success. We are grateful for your support of Centerline and your belief in our vision.

Thank you.

/s/ Marc D. Schnitzer

Marc D. Schnitzer
President and CEO
Centerline Capital Group

Centerline has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for the potential offering of equity securities to which this communication relates. A prospectus supplement (together with the accompanying base prospectus, the "Prospectus") and subscription certificates relating to the rights offering will be filed with SEC and mailed to security holders on or after February 4, 2008. Before you invest, you should read the Prospectus, the documents incorporated by reference therein and other documents Centerline has filed with the SEC for more complete information about Centerline and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Centerline will arrange to send you the Prospectus if you request it by calling Centerline's Corporate Communications department directly at (800) 831-4826, or by emailing Centerline at info@centerline.com.

Certain statements in this document may constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are detailed in Centerline Holding Company's most recent Annual Report on Form 10-K and in its other filings with the Securities and Exchange Commission, and include, among others, adverse changes in real estate markets; competition with other companies; interest rate fluctuations; general economic and business conditions; environmental/safety requirements; changes in applicable laws and regulations; our tax treatment, the tax treatment of our subsidiaries and the tax treatment of our investments; changes in business strategy by ourselves or our business partners; risk of default associated with the mortgage revenue bonds and other securities held by us or our subsidiaries; risks associated with providing credit enhancement; risk of loss under mortgage loan loss sharing agreements; risk of loss from direct and indirect investments in CMBS; the risk that relationships with key investors and developers may not continue; our ability to generate fee income may not continue; and risks related to the form and structure of our financing arrangements. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements speak only as of the date of this document. Centerline Holding Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Centerline Holding Company's expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based.